Via EDGAR

April 20, 2016

U.S. Securities and Exchange Commission

Attention: Filing Desk

450 Fifth Street, N.W.

Washington, DC 20549

Re:	AMG Funds I

Filing Nos.: 33-44909; 811-06520

Joint Investment Company Blanket Bond

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

•	A copy of the endorsement amending the joint Investment Company Blanket Bond underwritten by St. Paul Fire and Marine Insurance Company (the “Bond”);

•	A certification of the resolutions of a majority of the independent trustees of AMG Funds I approving the amendment to the Bond at a Meeting of the Board of Trustees held on April 18, 2016; and

•	A statement showing the amount of the single insured bond which AMG Funds I would have provided and maintained if it was not named as a joint insured, and the period for which premiums have been paid.

If you have any questions with respect to this filing, please do not hesitate to contact me at (203) 299-3522.

Regards,

/s/ Donald S. Rumery

Donald S. Rumery
Treasurer
AMG Funds I

Enclosures

Cc:	Mark J. Duggan

AMG Funds LLC

Gregory C. Davis

Ropes & Gray LLP

AMG Funds LLC    600 Steamboat Road    Suite 300    Greenwich, CT 06830

AMG FUNDS I

RESOLUTIONS FOR APPROVAL OF INVESTMENT COMPANY

BLANKET BOND POLICY

I, Donald S. Rumery, a duly authorized officer of the AMG Funds I (the “Trust”), do hereby certify that the following resolutions were approved at a Meeting of the Board of Trustees of the Trust held on April 18, 2016 by a majority of the Trustees who are not “interested persons” of the Trust.

RESOLVED:	That with due consideration of all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the AMG Funds Trusts to which any covered person may have access, (ii) the type and the terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the AMG Funds Trusts’ portfolios, as well as (iv) the number of the other parties named as insureds, (v) the nature of the business activities of such other parties, (vi) the amount of the joint insured bond, (vii) the amount of the premium for such bond, (viii) the ratable allocation of the premium among all parties named as insureds, and (ix) the extent to which the share of the premium allocated to any AMG Funds Trust is less than the premium such AMG Funds Trust would have had to pay if it had provided and maintained a single insured bond, the amendment to the blanket joint fidelity bond against larceny and embezzlement, covering certain officers and employees of the AMG Funds Trusts, AMG Pantheon Fund, LLC and AMG Pantheon Master Fund, LLC (the “Pantheon Funds”), AMG Funds LLC (“AMGF”), and AMG Distributors, Inc. (“AMGDI”) in place for the AMG Funds Trusts through January 1, 2017 (the “AMG Funds Fidelity Bond”), as required by Rule 17g-1 promulgated under the 1940 Act, including the premium to be paid by each AMG Funds Trust under the AMG Funds Fidelity Bond, be, and it hereby is, approved by the Trustees, including a majority of the Independent Trustees, in substantially the form presented to the Meeting with such changes as discussed at the Meeting or as the officers of the AMG Funds Trusts determine, on advice of counsel, to be necessary or appropriate; and be it further

RESOLVED:	That the aggregate amount of coverage provided by the AMG Funds Fidelity Bond, as amended, is at least the minimum amount required under Rule 17g-1, and that the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (the “AMG Funds Fidelity Sharing Agreement”) among AMGF, AMGDI, the AMG Funds Trusts and the Pantheon Funds with respect to allocation of the proceeds of the policy provides for priority to the AMG Funds Trusts and Pantheon Funds to this extent, the entire amount of the premium shall be borne 20% by AMGF and AMGDI and 80% by the AMG Funds Trusts and the Pantheon Funds, with each AMG Funds Trust and Pantheon Fund being allocated its pro rata share of such amount as determined with reference to the minimum amount of coverage that each such AMG Funds Trust and Pantheon Fund is required to maintain; and be it further

AMG Funds LLC    600 Steamboat Road    Suite 300    Greenwich, CT 06830

RESOLVED:	That the premium allocated to an AMG Funds Trust shall be further allocated to each portfolio of that AMG Funds Trust pro rata in accordance with the relative net assets of each portfolio, provided that the AMG Funds Fidelity Bond premium paid by the AMG Funds Trust shall be reallocated from time to time to allow for changes during the policy year arising from the addition of joint insureds to the AMG Funds Fidelity Bond, the growth or loss of gross assets of the AMG Funds Trust’s various portfolios during the year, or the liquidation or merger of named insureds; and be it further

RESOLVED:	That the Trustees of the AMG Funds Trusts hereby designate the Treasurer of each AMG Funds Trust as the officer who shall make all filings with the Securities and Exchange Commission and give all notices to the Trustees which shall at any time be required by paragraph (g) of Rule 17g-1 under the 1940 Act.

SIGNED BY:	/s/ Donald S. Rumery

DONALD S. RUMERY
Treasurer
AMG Funds I

DATED:	April 20, 2016

AMG Funds LLC    600 Steamboat Road    Suite 300    Greenwich, CT 06830

STATEMENTS REQUIRED UNDER RULE 17g-1

I, Donald S. Rumery, a duly authorized officer of AMG Funds I (the “Trust”), do hereby attest that the following statements are true and accurate.

(1)	The Joint Investment Company Blanket Bond for the Trust is effective and premiums have been paid for the period January 1, 2016 to January 1, 2017; and

(2)	The following is the amount of a single insured bond which AMG Funds I would have provided and maintained if it was not named as a joint insured:

AMG Funds I	$1,900,000

SIGNED BY:	/s/ Donald S. Rumery

Donald S. Rumery
Treasurer
AMG Funds I

DATED:	April 20, 2016

AMG Funds LLC    600 Steamboat Road    Suite 300    Greenwich, CT 06830

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-91M47611–16–N2	03/22/16	01/01/16	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO AMG FUNDS LLC

AUTOMATIC INCREASE IN LIMITS

MEL4734 Ed. 11-06 - For use with ICB005 Ed. 7-04

It is agreed that:

1.	Section 10., Limit of Liability, is amended to include the following paragraph.

If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current Investment Companies insured under the bond or the addition of new Investment Companies, the Limit of Liability of this Bond shall automatically be increased to comply with this regulation without the payment of additional premium for the remainder of the period.

Nothing herein contained shall be held to vary, alter, waiver, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

H.D. SEGUR, INC.

By

Authorized Representative

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